NEWS
RELEASE

        FUNDTECH CONTACT:
        Yoram Bibring
        Fundtech Ltd.
        Tel: 1-201-946-1100
        yoramb@fundtech.com

                                                           FOR IMMEDIATE RELEASE


                   FUNDTECH REPORTS FINANCIAL RESULTS FOR THE

                              THIRD QUARTER OF 2004

                 - QUARTERLY REVENUES GROW 4% SEQUENTIALLY AND
                       18% YEAR-OVER-YEAR TO $14.2 MILLION
                              - GAAP EPS 5 CENTS
                            - ADJUSTED EPS 9 CENTS
          - SWISS SUBSIDIARY BBP ANNOUNCES ACQUISITION OF DATASPHERE

JERSEY CITY, N.J., -- OCTOBER 27, 2004, -- Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced its financial results for the third quarter ended September 30, 2004.

Third quarter 2004 revenues increased 4% sequentially and 18% year-over-year to $14.2 million, from $13.7 million in the second quarter of 2004 and $12.0 million in the third quarter of 2003.

On a GAAP (Generally Accepted Accounting Principles) basis, net income for the third quarter of 2004 increased to $710,000, or $0.05 per diluted share, compared with net income of $388,000, or $0.03 per diluted share, for the second quarter of 2004 and net income of $247,000, or $0.02 per share, in the third quarter of 2003.

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

Excluding amortization of intangibles and amortization of capitalized software costs, Fundtech's adjusted net profit for the third quarter of 2004 was $1.3 million, or $0.09 per diluted share, compared with $1.0 million, or $0.07 per diluted share, in the second quarter of 2004 and $876,000, or $0.06 per diluted share, in the third quarter of 2003. (See Schedule A attached to this news release -- Reconciliation to GAAP).

"Fundtech achieved record revenues in the third quarter, driven by increased demand at the high end of the market," said CEO Reuven Ben Menachem. "During the quarter we added several new customers to our roster and secured new deals with a number of existing customers. Our continued success in demonstrating the value of Fundtech's electronic payment, settlement and cash management solutions has enabled us to build a strong foundation for growth in 2005 and beyond."

On October 1, 2004 Fundtech's Swiss subsidiary, bbp, completed the acquisition of Datasphere, a provider of interbank clearing and securities settlement systems in Europe with a client base of more than 70 financial institutions. Datasphere, based in Geneva, Switzerland, offers products for SWIFT, Swiss Franc clearing (SIC) and electronic securities clearing (SECOM).

As the operator of the world's largest SWIFTNet service bureau, bbp expects to realize numerous synergies with Datasphere. The companies have complementary geographic coverage in European markets; provide complementary hardware platform technologies; and expect to combine their product offerings to create unmatched breadth and depth.

Additional third quarter highlights:

o     Closed 38 new deals and added eight new bank customers.

o Closed nine new system sales: four PAYplus USA, two CASHplus and three interbank connectivity.

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

o Began providing services to a top five global bank in connection with a possible Global PAYplus transaction in 2005.

o Generated revenues in connection with our new initiative in the securities trading settlement market.

o In the U.S.: closed ASP and disaster recovery services transactions, which are expected to generate $1.2 million of revenues over the next five years.

For the nine months ended September 30, 2004, revenues were $40.8 million, up 18% from $34.7 million for the same period in 2003.

On a GAAP basis, net income for the first nine months of 2004 was $1.4 million, or $0.09 per diluted share, compared with a net loss of $(608,000), or $(0.04) per share, for the first nine months of 2003.

Excluding amortization of intangibles and amortization of capitalized software costs, Fundtech's adjusted net profit for the first nine months of 2004 was $3.2 million, or $0.21 per diluted share, compared with adjusted net profit of $1.3 million, or $0.09 per diluted share, for the nine months of 2003. (See Schedule A attached to this news release -- Reconciliation to GAAP).

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

GUIDANCE

The financial guidance provided is current as of today only and the Company undertakes no obligation to update its estimates.

For the fourth quarter of 2004, Fundtech expects revenues to be between $14.7 million and $15.4 million. GAAP earnings per diluted share, including all amortization expenses, are expected to be in the range of $0.05 to $0.08.

Adjusted earnings per diluted share, excluding all amortization expenses, are expected to be in the range of $0.09 to $0.12.

Amortization expenses in the fourth quarter are estimated to be approximately $650,000, or $0.04 per share.

The impact of the Datasphere acquisition on the operating results of Fundtech in the fourth quarter is expected to be immaterial.

COMPANY TO HOST CONFERENCE CALL

The senior management of Fundtech will host a conference call at 8:30 a.m. (ET) tomorrow, Thursday, October 28, to discuss the Company's third-quarter 2004 results and to answer questions from the investment community.

To participate, please call 866-500-4964 or 011-972-3-925-5910 and ask for the Fundtech Call. From Israel, please dial (03) 925-5910.

A replay of the conference call will be available for playback from noon (ET) October 28 until noon (ET) November 3. The replay may be accessed by dialing 877-332-1104 or 972 (3) 9255934.

This call will also be webcast live on: http://www.fundtech.com.

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

ABOUT FUNDTECH

Fundtech (www.fundtech.com) is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Its solutions have been sold to hundreds of financial institutions around the globe.

FORWARD LOOKING STATEMENTS:

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; failure of bbp to achieve expected synergies with Datasphere; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2003. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

                                     # # #

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

                 FUNDTECH LTD. AND ITS SUBSIDIARIES
               CONDENSED CONSOLIDATED BALANCE SHEETS
                           (In Thousands)

                                                  September 30,   December 31,
                                                      2004           2003
                                                   ---------       ---------
ASSETS

Current assets:
  Cash & cash equivalents                         $  27,600       $  28,900
  Marketable securities - short term                  9,083           9,028
  Trade receivables, net                             16,039          13,009
  Other accounts receivable,
   prepaid expenses and inventories                   2,366           1,936
                                                  ---------       ---------
     Total current assets                            55,088          52,873

  Marketable securities - long term                   9,247           8,436
  Long term trade receivables, net                      339           1,031
  Severance pay fund                                    597             520
  Long term lease deposits,
   prepaid expenses and other deposit                 2,935             860
  Property and equipment, net                         7,237           6,375
  Goodwill, net                                      10,523          10,523
  Other assets, net                                   7,056           8,942
                                                  ---------       ---------
     Total assets                                 $  93,022       $  89,560
                                                  =========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Trade payables                                  $   1,966       $     932
  Deferred revenues                                   5,995           4,817
  Accrued restructuring expenses                        556             581
  Employee and payroll accruals                       2,344           2,015
  Other accounts payable and accrued expenses         2,629           3,050
                                                  ---------       ---------
     Total current liabilities                       13,490          11,395

  Accrued severance pay                                 670             586
  Accrued restructuring and other expenses              294             750
  Deferred revenues - long term                         429             295
                                                  ---------       ---------
     Total liabilities                               14,883          13,026
                                                  ---------       ---------
Shareholders' equity:
  Share capital                                          43              43
  Additional paid-in capital                        140,959         140,730
  Accumulated other comprehensive loss                 (162)           (180)
  Accumulated deficit                               (62,613)        (63,971)
  Treasury stock, at cost                               (88)            (88)
                                                  ---------       ---------
     Total shareholders' equity                      78,139          76,534
                                                  ---------       ---------
     Total liabilities and shareholders' equity   $  93,022       $  89,560
                                                  =========       =========

            Note: Certain prior year amounts have been reclassified
                    to conform to current year presentation.


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


                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 (In Thousands, Except Share and Per Share Data)

                                                              Three Months Ended              Nine Months Ended
                                                                 September 30,                   September 30,
                                                             2004            2003            2004            2003
                                                         ------------    ------------    ------------    ------------
Revenues:
 Software license                                        $      4,091    $      3,322    $     11,760    $      9,871
 Software hosting                                               2,069           1,535           5,806           4,324
 Maintenance                                                    4,244           3,811          12,483          10,822
 Services                                                       3,737           3,354          10,638           9,432
 Hardware sales                                                    64               7             143             283
                                                         ------------    ------------    ------------    ------------
  Total revenues                                               14,205          12,029          40,830          34,732
                                                         ------------    ------------    ------------    ------------
Operating expenses:
 Software licenses costs                                          187             124             507             344
 Amortization of capitalized software development costs           394             394           1,182           1,182
 Amortization of other intangible assets                          235             235             705             705
 Maintenance, hosting and services costs                        5,359           4,487          15,520          13,246
 Hardware costs                                                    66               5             127             237
 Software development                                           2,888           2,328           8,195           7,274
 Selling and marketing                                          2,641           2,458           8,145           7,441
 General and administrative                                     1,728           1,867           5,237           5,243
                                                         ------------    ------------    ------------    ------------
  Total operating expenses                                     13,498          11,898          39,618          35,672
                                                         ------------    ------------    ------------    ------------

Operating income (loss)                                           707             131           1,212            (940)
 Financial income, net                                            199             133             544             454
 Income taxes                                                    (196)            (17)           (398)           (122)
                                                         ------------    ------------    ------------    ------------
   Net income (loss)                                     $        710    $        247    $      1,358    $       (608)
                                                         ============    ============    ============    ============

Net income (loss) per share:
 Net income (loss) used in computing income per share    $        710    $        247    $      1,358    $       (608)
 Basic income (loss) per share                           $       0.05    $       0.02    $       0.09    $      (0.04)
 Diluted income (loss) per share                         $       0.05    $       0.02    $       0.09    $      (0.04)
Shares used in computing:
 Basic income (loss) per share                             14,575,102      14,398,777      14,554,954      14,355,146
 Diluted income (loss) per share                           15,167,116      14,972,275      15,241,483      14,643,441

Adjusted net income (loss) per share:
 Adjusted net income (loss)
  used in computing income per share                     $      1,339    $        876    $      3,245    $      1,279
 Adjusted net income (loss)  per share                   $       0.09    $       0.06    $       0.21    $       0.09
Shares used in computing
 adjusted net income (loss) per share                      15,167,116      14,972,275      15,241,483      14,643,441

Reconciliation of net loss to adjusted net income:
 Net income (loss)                                       $        710    $        247    $      1,358    $       (608)
  Amortization                                                    629             629           1,887           1,887
                                                         ------------    ------------    ------------    ------------
   Adjusted net income                                   $      1,339    $        876    $      3,245    $      1,279
                                                         ============    ============    ============    ============



                   Note: Certain prior year amounts have been
             reclassified to conform to current year presentation.


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


                   FUNDTECH LTD. AND ITS SUBSIDIARIES
                  CONSOLIDATED STATEMENT OF CASH FLOWS
                             (In Thousands)


                                                                     Three Months Ended   Nine Months Ended
                                                                        September 30,        September 30,
                                                                            2004           2004        2003
                                                                          --------       --------    --------
CASH FLOWS FROM OPERATIONS:
Net income (loss)                                                         $    710       $  1,358    $   (608)
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities:
  Depreciation and amortization                                              1,315          3,926       4,138
  Increase in trade receivables and long-term trade receivables             (3,597)        (2,402)     (1,308)
  Increase in provision for doubtful accounts                                   --             50         150
  Increase in other accounts receivable, prepaid expenses and inventories      (82)          (856)       (569)
  Increase in trade payables                                                 1,194          1,034          88
  (Decrease) increase in deferred revenues                                  (3,157)         1,255       1,015
  Increase in employee and payroll accruals                                    296            339          82
  Decrease in other accounts payable and accrued expenses                      (68)          (431)       (245)
  Decrease in accrued restructuring expenses                                  (139)          (481)     (1,223)
  Increase in accrued severance pay, net                                         8              7           8
  Decrease (increase) in accrued interest on marketable securities              45            149         (99)
  Loss on disposition of fixed assets                                           --              1          36
                                                                          --------       --------    --------
    Net cash provided by (used in) operations                               (3,475)         3,949       1,465
                                                                          --------       --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from held-to-maturity marketable securities                        5,543             --         430
 Investment in held-to-maturity marketable securities                           --           (182)         --
 Investment in long term held-to-maturity marketable securities             (1,854)          (833)     (9,231)
 Purchase of property and equipment                                           (767)        (2,883)     (1,514)
 (Increase) reduction in long-term lease deposits and prepaid expenses         (41)          (864)        117
 Deposit made in anticipation of acquisition, net                             (778)          (778)         --
 Proceeds from sale of property and equipment                                   --              9           2
                                                                          --------       --------    --------
   Net cash provided by (used in) investing activities                       2,103         (5,531)    (10,196)
                                                                          --------       --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from the issuance of share capital and
  exercise of stock options and warrants, net                                   44            229         486
                                                                          --------       --------    --------
    Net cash provided by financing activities                                   44            229         486
                                                                          --------       --------    --------

Effect of exchange rate on cash and cash equivalents                           (17)            53         170
                                                                          --------       --------    --------

Increase (decrease) in cash and cash equivalents                            (1,345)        (1,300)     (8,075)
Cash and cash equivalents at the beginning of the period                    28,945         28,900      26,571
                                                                          --------       --------    --------
Cash and cash equivalents at the end of the period                        $ 27,600       $ 27,600    $ 18,496
                                                                          ========       ========    ========


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

                           Schedule A to Press Release


                             RECONCILIATION TO GAAP
                 (In Thousands, Except Share and Per Share Data)


The following information sets forth Fundtech's calculation of adjusted net income as contained in the Company's press release:


                                                        Three Months Ended
                                          -------------------------------------------          Nine Months Ended
                                                  September 30,            June 30,              September 30,
                                          ---------------------------     -----------     ---------------------------
                                             2004            2003            2004            2004            2003
                                          -----------     -----------     -----------     -----------     -----------

RECONCILIATION OF NET INCOME
 (LOSS) TO ADJUSTED NET INCOME:

 Net income (loss)                        $       710[a]  $       247[a]  $       388[a]  $     1,358[a]  $      (608)[a]

  Amortization of capitalized
   software development costs                     394             394             394           1,182           1,182
  Amortization of other intangible assets         235             235             235             705             705
                                          -----------     -----------     -----------     -----------     -----------
  Adjusted net income                     $     1,339     $       876     $     1,017     $     3,245     $     1,279
                                          ===========     ===========     ===========     ===========     ===========

Adjusted net income per share             $      0.09     $      0.06     $      0.07     $      0.21     $      0.09
                                          ===========     ===========     ===========     ===========     ===========
Shares used in computing
 adjusted net income per share             15,167,116      14,972,275      15,221,711      15,241,483      14,643,441
                                          ===========     ===========     ===========     ===========     ===========


[a] Net income per share (diluted) was approximately $0.05 , $0.02 and $0.03 for the three months ended September 30, 2004 and 2003 and the three months ended June 30, 2004, respectively. Net income (loss) per share was approximately $0.09 and $(0.04) for the nine months ended September 30, 2004 and 2003, respectively.


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